UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ICX TECHNOLOGIES, INC.

(Name of Subject Company)

ICX TECHNOLOGIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities)

Colin J. Cumming

Chief Executive Officer

ICx Technologies, Inc.

2100 Crystal Drive, Suite 650

Arlington, Virginia 22202

(703) 678-2111

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter Allan Atkins and Randall H. Doud

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ICx Technologies, Inc. (the “Company”) initially filed on September 3, 2010, 2008, as amended by Amendment No. 1 thereto filed on September 9, 2010. The Statement relates to the cash tender offer by Indicator Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of FLIR Systems, Inc. (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated September 3, 2010 filed with the Securities and Exchange Commission, to purchase all of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”), at a price of $7.55 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information.

Subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended and by adding the following as a new paragraph at the end thereof.

On September 9, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Parent, Purchaser and Wexford in the United States District Court for the Eastern District of Virginia (the “McGowan Complaint). In the McGowan Complaint, captioned McGowan v. ICx Technologies, Inc., et al. C.A. No. 1:10CV1013, plaintiff alleges, among other things, that (i) the Company and the members of the Company Board caused this Statement to be issued in violation of Sections 14(d)(4) and 14(e) of the Exchange Act because the statement allegedly omits material facts, (ii) the members of the Company Board breached their fiduciary duties by entering into an unfair transaction and the Company directly breached or aided and abetted the members of the Company Board in the breach of such duties, and (iii) Parent, Purchaser and Wexford knowingly aided and abetted the members of the Company Board in their alleged violations of the Exchange Act and breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) ordering that the action is properly maintainable as a class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants from proceeding with the Offer and the Merger, (iii) enjoining the consummation of the Offer and the Merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company, (iv) directing the members of the Company Board to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained, (v) awarding plaintiff and the class damages, (vi) awarding plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees, and (vii) granting such other and further relieve as the court may deem just and proper. A copy of the McGowan Complaint is filed as Exhibit (a)(5)(H) hereto and incorporated herein by reference and should be read for the complete terms of the McGowan Complaint.

Item 9. Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit (a)(5)(H) Complaint filed by Benji McGowan, individually and on behalf of others similarly situated, on September 9, 2010, in the United States District Court for the Eastern District of Virginia.

Annex B The Information Statement of the Company.

The section titled “Legal Proceedings” is hereby amended and by adding the following as a new paragraph at the end thereof:

On September 9, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Parent, Purchaser and Wexford in the United States District Court for the Eastern District of Virginia (the “McGowan Complaint). In the McGowan Complaint, captioned McGowan v. ICx Technologies, Inc., et al. C.A. No. 1:10CV1013, plaintiff alleges, among other things, that (i) the Company and the members of the Company Board caused this Statement to be issued in violation of Sections 14(d)(4) and 14(e) of the Exchange Act because the statement allegedly omits material facts, (ii) the members of the Company Board breached their fiduciary duties by entering into an unfair transaction and the Company directly breached or aided and abetted the members of the Company Board in the breach of such duties, and (iii) Parent, Purchaser and Wexford knowingly aided and abetted the members of the Company Board in their alleged violations of the Exchange Act and breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) ordering that the action is properly maintainable as a class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants from proceeding with the Offer and the Merger, (iii) enjoining the consummation of the Offer and the Merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company, (iv) directing the members of the Company Board to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained, (v) awarding plaintiff and the class damages, (vi) awarding plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees, and (vii) granting such other and further relieve as the court may deem just and proper. A copy of the McGowan Complaint is filed as Exhibit (a)(5)(H) to the Schedule 14D-9 and incorporated herein by reference and should be read for the complete terms of the McGowan Complaint.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ICX TECHNOLOGIES, INC.

By:	/s/ Colin J. Cumming
Name:	Colin J. Cumming
Title:	Chief Executive Officer

Dated: September 10, 2010